Exhibit 3.1

AMENDMENTS TO THE BYLAWS

Article IV, Section 9 amended to read as follows:

Section 9. Eligibility. No person shall be elected or re-elected to the Board of Directors if at the time of any proposed election or re-election he or she shall have attained the age of 70 years. Any Director who (i) separates from employment with the business or professional organization by which he was principally employed as of the date of his most recent election or re-election to the Board of Directors, or (ii) ceases to serve as an officer in any of the capacities in which he served with such business or professional organization as of the date of his most recent election or re-election to the Board of Directors, shall be deemed to have submitted his resignation as a Director effective upon such separation from employment or cessation of service as an officer. Such resignation shall be considered by the Board of Directors at its next regularly scheduled meeting.

Article V, Section 3 amended to read as follows:

Section 3. Committee of Independent Directors. The Directors who meet the applicable criteria as "independent directors" as defined in the rules and regulations of the Securities and Exchange Commission and the rules of the stock exchange(s) on which the stock of the Corporation is listed, and who have been determined by the Board of Directors to have no relationships that would make the director not independent ("Independent Directors"), shall constitute the Committee of Independent Directors. The Committee of Independent Directors shall (a) evaluate the performance of the Chief Executive Officer and determine and approve the compensation of the Chief Executive Officer, (b) evaluate the performance of the Chairman of the Board, (c) recommend, when appropriate, successors for the Chairman of the Board and the Chief Executive Officer, (d) in consultation with the Chairman of the Board and the Chief Executive Officer, consider and make recommendations to the Board of Directors for the election of the other officers of the Corporation and (e) perform such other duties as may be delegated to the Committee of Independent Directors by the Board of Directors. The Committee of Independent Directors shall at the annual meeting of the Board of Directors elect from its number by a majority vote of the number of Independent Directors a Chairman of the Committee of Independent Directors who shall preside at meetings of the Committee of Independent Directors and perform such other duties as may be assigned to him by the Committee of Independent Directors.